Procera Networks, Inc. | 100-C Cooper Court | Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

VIA EDGAR

September 29, 2008

Securities and Exchange Commission
Attention:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin
100 F Street, N.E.
Washington, D.C. 20549

Re:	Procera Networks, Inc., (the “Company”)
Form 10-K for the fiscal year ended December 31, 2007
Filed April 2, 2008 (the “2007 Form 10-K)
Form 10-K/A for the fiscal year ended December 31, 2007
Filed April 30, 2008 (the “2007 Form 10-K/A”)
File No. 1-33691

Ladies and Gentlemen:

We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission  (the “Commission”) in its June 23, 2008 letter (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the response immediately follows.

Form 10-K for the fiscal year ended December 31, 2007

Business

Competition, page 7

1.
In future filings please, expand your discussion of the competitive conditions affecting your business.  For instance, you should identify the principal methods of competition (e.g., price, service, warranty or product performance), and positive and negative factors pertaining to the competitive position of the registrant, to the extent that they exist, should be explained if known or reasonably available to you.  See Item 101(c)(1)(x) of Regulation S-K.

We acknowledge the Staff’s comment, and will include this disclosure in our future filings.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Customers, page 7

2.
We note your disclosure in Note 16 to your financial statements that for the year ended December 31, 2007, two customers accounted for 15% and 11% of your revenues.  You do not appear to have disclosed the identity of these customers, or discussed your relationship with them.  Please include this disclosure in the Business section of your future filings, and wherever else appropriate.  See Item 101(c)(1)(vii) of Regulation S-K.  In addition, it appears that your business may be substantially dependent on contractual relationship with these principal customers.  Also provide your views concerning whether you are substantially dependent on contracts with these customers.  If you have contractual relationships with these customers pursuant to which substantial revenues were generated from them, explain why Item 601(b)(10)(ii)(B) of Regulation S-K does not require those contracts to be filed as exhibits.

As disclosed in Note 16 to the Company’s financial statements for the year ended December 31, 2007, the Company from time to time has customers that account for more than 10% of its revenues.

By way of background, the Company’s current relationships with its principal customers result from the development by a new customer of initial distribution channels or a large purchase by a single customer, and tend to be non-recurring.  The significance of any of these individual relationships varies significantly over time as the individual sale is completed, as new large individual sales are consummated and as distribution channels expand.     As evidenced in our most recent filing, for the six month period ending June 30, 2007 and 2008, all three significant customers in 2007 were not considered significant in 2008; of the two significant customers in 2008, one was not a customer in 2007 and one was not significant in 2007.

As the Company’s 10% customers vary from period to period, and historically none of the Company’s 10% customers have remained as such for more than one fiscal year, the loss of a specific 10% customer relationship would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.  The Company would, in any event, expect the significance of any customer relationship to decrease in subsequent periods.

Item 101(c) (1) (vii) of Regulation S-K requires registrants to disclose the name of any customer and its relationship, if any, with the registrant or its subsidiaries if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.  As the loss any such customer individually would not be expected to have a material adverse effect on the Company, due to the transitory nature of the Company’s significant clients, we respectfully conclude that such disclosure is not required under Item 101(c) (1) (vii) of Regulation S-K.  Should the Company develop a customer relationship, such as a 10% customer with recurring purchase obligations, the loss of which would have a material adverse effect on the Company and its subsidiaries taken as a whole, the Company undertakes to include the required disclosure.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Given that the Company has concluded that its business is not substantially dependent on any principal customers, the Company is of the view that it is similarly not substantially dependent on contracts with these customers.  As such, the Company respectfully submits that Item 601(b) (10) (ii) (B) of Regulation S-K does not require those contracts to be filed as exhibits.

3.
On pages 8 and 12, you state that you completely rely on others to manufacture your hardware.  Please provide us with detailed information regarding the material terms of your relationship with these manufacturers and any contracts with the manufacturers. This information should include, but is not limited to, whether you are substantially dependent on any or all of the manufacturers, the material terms of any agreements with the manufacturers, and the potential cost and time involved with replacing a manufacturer.  In addition, please consider adding a risk factor discussing all of the material risks associated with your reliance on third parties to manufacture all of your hardware.

The Company’s products are software based, and the Company has consciously chosen to use industry-standard hardware, containing no material Company proprietary elements.  The Company sources only completed hardware boards and chassis, loads its proprietary software for specific orders, performs final tests, and then ships to its customers.

Currently, for each of its products the Company contracts with a single hardware manufacturer.  The Company has “single-sourced” its manufacturer relationships because of what it believes to be advantageous performance, quality, support, delivery, capacity, and  price considerations. The Company’s sales volume during 2007 and the first two quarters of 2008 has not been sufficient to warrant multiple suppliers of the hardware components for its products.

The Company believes the hardware requirements for its products are sufficiently generic in nature that there are multiple manufacturers who could meet our product supply needs within a reasonable period of time.   Even though the Company believes there are alternative manufacturers available, qualification of the alternative manufacturers and establishment of reliable suppliers could result in delays in fulfilling orders and a possible loss of sales, which could affect operating results adversely on a short term basis.

The Company’s agreements with its suppliers are flexible, and allow the Company to purchase products on an as needed basis. The Company has not entered into long-term agreements or blanket purchase orders for the purchase of its products. Our purchases during a particular quarter are highly dependent upon orders placed by our customers during that period.  As such, the Company submits that none of its current supply agreements with hardware manufacturers comprise material agreements under Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company concurs with the Staff regarding the risks of relying on third party manufacturers, and has included a risk factor addressing this risk in page 34 of its quarterly report on Form 10-Q for the quarter ended June 30, 2008, under the following caption:

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

“There are certain original equipment manufacturer (“OEM”) sourced components which, if the supplier were to fail to adequately supply to us, our products sales may suffer.”

We intend to continue including this or a similar risk factor in future reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

4.
Please consider expanding the overview of your MD&A to provide a balanced, executive–level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. The overview should include economic or industry-wide factors relevant to your company; serve to inform the reader about how your company earns revenues and income and generates cash; and provide insight into material opportunities , challenges, and risks, such as  those presented by known material trends and uncertainties, on which your company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See SEC Release No. 33-8350. For example, consider discussing the product development and commercialization cycles that you have experienced for the periods reported in the historical financial statements, as well management’s views regarding the needs of the market that it is attempting to address, and its strategy to commercialize existing products and introduce new products. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. Note that this comment also applies to your disclosure in your Form 10-Q.

The Company acknowledges the Staff’s comment, and intends to expand this disclosure in the Company’s future filings.  In addition, the Company has expanded discussion in its most recent filing (Form 10-Q for the quarterly period ended June 30, 2008) Part I, Item 2, MD&A, Overview.

5.
We note your disclosure on page 13 that there is substantial price pressure in your industry. Your discussion of revenues should indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K.  Note that this comment also applies to your disclosure in your Form 10-Q.

Historically, the changes in our revenues from period to period have primarily been due to changes in sales volume rather than due to changes in prices from pricing pressures.  We included qualitative disclosure regarding the effect of these changes on our gross profit or loss and margins on page 26 of our 2007 Form 10-K.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Due to the many variables in revenue results, we respectfully submit that it is impracticable for the Company to quantify these effects with precision.  For example, the Company regularly introduces new products that do not have a pricing history, or there are changes in pricing and volume across different product families that are not directly comparable.  In addition, we believe that our products’  features are sufficiently differentiated from our competitors’ such that there is not a direct effect on our pricing as a result of changes in our competitors’ prices. The prices in our industry are affected more by the rapid pace of technological evolution.

Moreover, Item 303(a)(3)(iii) of Regulation S-K calls for a narrative discussion of the extent to which increases in net sales or revenues are attributable to increases in prices or increases in volumes, and we do not believe that Item 303(a)(3)(iii) of Regulation S-K calls for this narrative to be presented in quantified terms, as suggested by comment no. 5 above.   In future filings,  we will include expanded  qualitative disclosure regarding the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided and will also undertake to  include additional  discussion of pricing pressure in our industry, and how this has affected prices and  revenues.

Consolidated Statement of Operations and Other Comprehensive Income, page F-5

6.
We note from your disclosures in Note 2 that you sell products and services. Tell us the amount of revenues earned from services for each period presented. Also, tell us how you considered the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X to disclose product and service revenues and their respective costs separately.

Our revenue is derived from sales of our hardware appliances, bundled software licenses (product revenue), and from product support, training, and other services (support revenue). Consistent with Rule 5-03(b)(1) and (2) of Regulation S-X, we have included the expanded disclosure regarding product revenue and support revenue in our Form 10-Q for the quarterly period ended June 30, 2008 in Part I, Items 1 and 2 (page 20), and undertake to continue doing so in our quarterly and annual reports for future periods.

7.
We note your breakdown of stock-based compensation on the face of the Consolidated Statements of Operations and Other Comprehensive Income. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.  The guidance in SAB107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings.

We acknowledge the Staff’s  interpretation of SAB 107 with respect to discontinuing the practice of disclosing on the face of the income statement the expense associated with share based compensation.  We have eliminated this disclosure on the income statement beginning in our Form 10-Q for the quarterly period ended June 30, 2008, and have instead, included the disclosure as a parenthetical Note 3 to Part I, Item 1, Notes to Interim Condensed Consolidated Financial Statements.  We intend to continue this practice of parenthetical note disclosure in our quarterly and annual reports for future periods.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

8.
We note that for multiple element arrangements, VSOE of fair value is “based upon the normal pricing and discounting practices for those services when sold separately and for support and updates is additionally measured by the renewal rate offered to the customer.” Please clarify for us if the PCS renewal rate is stated in the contract. If so, for those contracts that include stated renewal rates, tell us how you determined the renewal rates are substantive.  In this regard, tell us what percentage of your customers actually renew at such rates and tell us if the range of rates vary significantly from customer to customer. Alternatively for those elements where VSOE is based upon the  normal pricing practices when services are sold separately, please describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In addition, tell us what other services besides PCS (support and updates) are included in your arrangements. We refer you to paragraph 10 and 57 of SOP 97-2.

As disclosed in our footnotes to our financial statements, we recognize revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) a fee applies that is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) require management’s judgment regarding the amount charged for Post Contract Customer Support (PCS) and products delivered and the collectability of the fees. To satisfy these criteria, we (1) input orders based upon receipt of a customer purchase order; (2) record revenue upon shipment of goods and when risk of loss and title transfer; (3) confirm pricing through a customer purchase order; and (4) assess creditworthiness through past payment history, credit agency reports or other financial data.  All customers have warranty rights and some customers also have explicit or implicit rights of return. We comply with Statement of Financial Accounting Standards No. 48 with respect to returns and the related recording of reserves for potential customer returns, which historically have been immaterial. Should changes in conditions occur as our business matures, our management may need to reevaluate whether the revenue recognition criteria are met for future transactions, such as a determination that collectability was not reasonably assured.

A portion of our revenues are derived from the sale, service and support of software. Our software support revenues consist of PCS.  Accordingly, when applicable, we recognize revenue by applying the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” as amended by SOP 98-9, “Software Revenue Recognition with Respect to Certain Arrangements.”

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

When our sales involve multiple elements or multiple products, and we have vendor-specific objective evidence (“VSOE”) of fair value for each element in the arrangement, we recognize revenue based on the relative fair value of all elements within the arrangement.  Virtually all sales have a stated price for service as identified in the purchase order or in a contractual agreement.  The fair value of service is extremely consistent within specific segments such as region of the world, market and size of customer. Our sales normally do not include other services besides PCS.  We also believe that our charges for PCS renewals are substantive and commensurate with the services provided.  Specifically, our PCS rates are determined to be substantive as these rates are documented in contractual arrangements or are specified as line item prices in the purchase agreement.  We determine VSOE based on sales prices charged to customers when the same element is sold separately or based upon renewal pricing for PCS.  Our historical renewal rates are consistent with the contract and purchase order prices. The type and size of customer is taken into account to determine the appropriate fair value of the various elements, because our products are scalable at an exponential rate, thus the PCS element will vary depending upon the size of the customer.  If VSOE cannot be determined for all undelivered elements of an arrangement, we defer revenue until the earlier of (i) the delivery of all elements or (ii) the establishment of VSOE for all undelivered elements, provided that if the only undelivered element is PCS or a service, the total fee of the arrangement is recognized as revenue over the PCS or service term.

Note 3. Merger with Netintact, page F-18

9.
We note that the financial statements of Netintact, AB included in the Form 8- K/A filed on March 8, 2007 did not include an audit opinion from Netintact, AB’s independent accounting firm. Tell us how you considered the requirements of Item 9.01(a) of Form 8-K and Article 3-05 of Regulation S-X to provide audited financial statements for this acquisition. Also, tell us how you considered  including a reconciliation of Swedish GAAP to US GAAP pursuant to Item 17(c) of Form 20-F. In addition, tell us what auditing standards were used to perform the audit of Netintact. In this regard, tell us how you considered the requirements of Instruction 8 .A. 2 to Item 8 of Form 20-F to include audited financial statements that were audited in accordance with US generally accepted accounting standards. Also, tell us how the auditor complied with the U.S. independence standards.

We agree with SEC Staff Comments and include herein the opinion of independent accounting firm with respect to the financial statements of Netintact AB.  The Opinion letter (below) establishes the criteria under which the financial statements were audited.  As stated in the opinion, the audit was conducted in accordance with generally accepted auditing standards in the Unites States. The independent audit firm is Ohrlings PricewaterhouseCoopers AB, which is a registered firm with the Public Company Accounting Oversight Board.

Their audit opinion further concludes that the financial statements were prepared in accordance with generally accepted accounting principles in Sweden and further elaborates on the differences between Swedish and US GAAP in footnote 12.  The revised Footnote 12 (below) to the financial statements provides a more detailed reconciliation of Swedish and US GAAP in response to the SEC Staff Comments with respect to fulfilling the requirements of Form 20-F, Part III, item 17.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Audit Opinion

Netintact AB
556596-0001

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Netintact AB:

We have audited the accompanying consolidated balance sheets of Netintact AB and its subsidiary at June 30, 2006 and June 30, 2005 and the related consolidated statements of income and of cash-flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Netintact AB and its subsidiary at June 30, 2006 and June 30, 2005, and the results of their operations and their cash flows the years ended June 30, 2006 and June 30, 2005, in conformity with Swedish GAAP.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

Falkenberg, Sweden November 27, 2006

Ohrlings PricewaterhouseCoopers AB

/s/ Christer Andersson	/s/ Leif H Birgersson
Christer Andersson	Leif H Birgersson

Footnote 12

Note 12 US GAAP Information

The accompanying consolidated financial statements of the Company have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain material respects from US GAAP.

There are no differences that have significant effect on the consolidated net income (loss) and the shareholders' equity that affect the Company's consolidated net income (loss) for the years ended and consolidated shareholders' equity as of June 30, 2005 and 2006.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Below is a discussion presenting the principal differences between Swedish GAAP and US GAAP that are significant to the Company's consolidated financial statements.

Consolidated net income	2006	2005
Net profit for the year according to Swedish GAAP	$64,872	$264,272
Adjustments before taxes:	–	–
Taxes on above adjustments	–	–
Net income according to US GAAP	$64,872	$264,272
Equity	2006	2005
Total equity according to Swedish GAAP	$453,710	$399,803
Adjustments before taxes:	–	–
Taxes on above adjustments	–	–
Total equity according to US GAAP	$453,710	$399,803

Supplementary US GAAP Information

Taxes

Under US GAAP, Netintact records deferred taxes on temporary differences between the book and tax basis of assets and liabilities as well as operating losses carry forwards.

Under US GAAP a deferred tax asset is recognized only on the extent that it is more likely than not that future taxable profits will be available against with the asset can be utilized. Deferred tax asset is then reduced by a valuation if it is more likely than not that some portion or all, of the deferred tax asset will not be realized. There is no significant difference between U.S. and Swedish accounting principles regarding deferred tax accounting.

10.
Please provide us with the calculations that support the $9,444,776 purchase price for Netintact. In this regard, we note the disclosures included in the Company’s October 1, 2006 Form 10-Q, which suggest that the Company may have discounted the trading price of your common stock when valuing the shares issued in this acquisition. Pursuant to paragraph 22 of SFAS 141, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity. Paragraph 5 of SFAS 107 also indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available. Furthermore, pursuant to paragraph 58 of SFAS 107, the Board expressed their belief that quoted prices, even from thin markets, provide useful information because investors and creditors rely on those prices to make decisions. Tell us how you considered this guidance in valuing the shares issued in the Netintact acquisition. Also, please tell us the fair value assigned to the 700,486 warrants granted in this acquisition and specifically tell us the assumptions and methodology used in your calculations.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

We acknowledge that the application of purchase accounting under SFAS No. 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. This allocation process required an analysis and valuation of acquired assets, including fixed assets, technologies, customer contracts and relationships, trade names and liabilities assumed, including contractual commitments and legal contingencies.

We identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed from Netintact AB and Netintact PTY at their estimated fair values as of the date of acquisition, and allocated the residual value of approximately $900,000 to goodwill. The purchase price included additional consideration which was contingent upon the occurrence of certain future operating results and market conditions. If these future events did occur it would have released additional consideration to the sellers of Netintact AB and Netintact PTY. These potential net adjustments would have increased goodwill with a corresponding increase in equity.

Determination of Fair Values

The Company assigned fair values to all the assets and liabilities assumed as of the acquisition date.  For calculation of the purchase price and the valuation of  tangible and intangible assets acquired and liabilities assumed, the Company utilized the assistance of a third party valuation firm in accordance with SFAS No. 141. We engaged the services of the third- party valuation firm to provide an independent analysis from that of our management regarding the fair values as of the acquisition date. The third-party valuation firm provided us with a fair value of the 100% of the consideration and contingent consideration to be transferred to the sellers and determined the fair values of 100% of the assets received and liabilities (including tangible assets, identifiable intangible assets, contingent assets and liabilities and goodwill assumed by us). Our management utilized this valuation report to determine a purchase price allocation based upon the fair value of the consideration transferred. The valuation was conducted using the “Acquisition Method” proscribed in SFAS No. 141 and took into consideration the definitions and methods suggested in SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 157, Fair Value Measurements. We understand that SFAS No. 157 was not effective until the first annual reporting period following December 15, 2007, however, the definitions and guidance it provided applied directly to the measurement and recognition of  “Fair Value” referred to in prior FASB standards. Accordingly, SFAS No. 157, paragraph 5, defines the term “Fair Value” as follows:

“Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

In determining the fair value of the consideration we transferred to the sellers, we  utilized a “Discount for Transferability Restrictions” analysis. We utilized a discounted cash flow method within the income approach for the Netintact AB and Netintact Pty business enterprise value. We and the  third-party valuation firm with which we consulted considered but did not utilize the market approach or the asset-based approach.

At the date of the acquisition, we were a development stage “start-up” company with approximately twenty-four months of operating history from the date of our reverse merger transaction. Our common stock was quoted on the NASDAQ Over-the-Counter Bulletin Board (NASDAQ OTCBB). Prior to the acquisition date we had approximately 46 million shares of common stock issued and outstanding.  In order to determine the viability of using the quoted market price of our common stock in our purchase price analysis, we reviewed our daily and monthly trading history from January 1, 2005 through August 2006. We noted the following: a) trading occurred everyday during the period; b) the average daily trading volumes ranged from 48,500 to 305,000 shares during the period; and c) the average daily trading volume ranged between 0.1% and 1% of the common shares issued and outstanding during the period. We understand that SFAS No. 141 paragraphs 22 and 23 state the following:

“The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).

If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Consideration other than equity securities distributed to effect an acquisition may provide evidence of the total fair value received (Opinion 16, paragraph 75).”

We believe that the NASDAQ OTC BB does not provide the same ease of liquidity or the ability for obtaining future financings as a listing on the NYSE, AMEX or NASDAQ National Market exchanges. The liquidity of our common stock was further limited due to it being classified as a “penny stock” which is subject to stringent disclosure and trading rules. Additionally, we determined that our stock was thinly traded and we were a relatively new public company. Even with our limited trading history our stock has seen share price changes which have some correlation to our operating history and development of our products. Our common stock price preceding the acquisition date ranged from $0.51 to $0.65 per share. The closing price on the date the letter of intent to acquire the companies was filed with the SEC on a Form 8K was $0.60 per share. The conditions that caused us to adjust the price of the shares were the following: a) approximately 22 million shares representing 47% of the total issued and outstanding were restricted and could not be sold in the public market; b) approximately 24 million shares representing 52% of the total issued and outstanding were subject to Rule 144 restrictions and could be sold only in small blocks for long into the future; and c) all new shares approximately 21 million issued to the sellers were restricted whereby the sellers could only sell 33% of their holdings each year for the next three years. Additionally, these shares were not duly registered with the SEC and were subject to Rule 144 restrictions as well. We had no plans or intentions to register these shares in the near term.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Since SFAS No. 141 does stipulate that the use of public market data and of the perspective of market participants be used whenever possible, we also looked at the internal transactions and public market data to develop a benchmark to determine whether a purchase price adjustment was appropriate. We had obtained capital using PIPEs, accordingly there were a number of internal transactions in our common stock. In February 2006, in a private placement transaction, we placed approximately 15 million shares of common stock with thirty-three accredited investors at a 42% discount from the quoted transaction dated market price. The discount for transferability restriction calculations took into account the following:
a)	Development of an equity rate of return
b)	Establishment of a forecast period, generally 5 years
c)	Estimation of total shares to trickle out during the forecast period
d)	The freely traded historical average weekly trading volume
e)	Estimation of the growth rate for the public trading price
f)	The public trading price at the beginning of the trickle out period
g)	Estimation of the required rate of return for the stock during its trickle out period
h)	Calculated the number of shares that would theoretically trickle out during each quarter, using the Rule 144 guidelines
i)	Calculate the present value of the securities over the forecasted period
j)	Compare the fair market value of the common stock if they were all sold at the transaction date market price. This would the implied transferability discount.

Accordingly, in consultation with the third party valuation firm we determined that an implied transferability restriction discount was appropriate and should be applied to the shares provided as consideration. The calculation resulted in a discount of 15.27%.

In regards to the warrants issued to purchase 700,486 shares of common stock at an exercise price of $0.60 per share issued to the sellers we determined that the grant date fair value was undeterminable for the following reasons. The warrants that were issued in this transaction could only be exercised if the public market price of our stock equals or exceeds $2.00 per share for 90 consecutive trading days. For over a year preceding the acquisition date, our per share price was below $1.00. There was no realistic or reasonable valuation method available to estimate if or when the share price would equal or exceed $2.00 per share for 90 consecutive days. Accordingly, we did not ascribe an estimated fair value to the warrants and no adjustment to the purchase price consideration was deemed appropriate.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

In summary, the following were the computations used in determining the purchase price for Netintact;

	Shares	Market Price	Transferability Restriction Discount (a)	Net Value Per Share	Value

Netintact AB	17,539,514	$0.60	0.8473	$0.51	$8,916,738

Netintact PTY	760,000	$0.82	0.8473	$0.69	528,038

Warrants	700,486	N/A		$0.00	-

Incentive Shares	3,000,000	N/A		$0.00	-

Value paid for Netintact Companies					$9,444,776

11.
We note your disclosures on page F-18 where you indicate that when determining the fair value of intangible assets acquired, the Company obtained an independent third-party valuation. If you choose to rely on an independent third party you should identify the independent firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your previously filed Forms S-8. In addition, we note similar reference in you recently filed Form S-1 registration statement. Please tell us how you considered the guidance in Rule 436 (b) of Regulation C and how you intend to comply with such guidance.

We respectfully advise the Staff that while the Company did engage an independent valuation specialist to assist it in performing a contemporaneous valuation of the intangible assets acquired, the Company did not exclusively rely on such valuation and made independent determinations of the fair value based on various factors in addition to such valuation.  As a result, the Company does not believe it is appropriate to name such specialist or refer to such specialist as an “Expert.”

Note 4. Liquidity, page F-19

12.
We note your discussion of liquidity both here and in your MD&A. We further note your risk factor disclosures on page 9 where you state “our working capital may not be sufficient to meet the needs of our business through the end of 2008.” Considering such disclosures throughout your filing and your discussion of the Company’s reliance on third party financing, if available, to fund your operations, tell us whether the Company’s management believes you have a going concern issue. Further, tell us how your independent auditors considered AU 341 in concluding that a going concern opinion was not considered necessary.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The disclosure in our MD&A included a typographical or editorial error. The sentence should have read as follows: “our working capital may not be sufficient to meet all of the needs of our business objectives through the end of 2008. We will make these editorial corrections in future filings. We would be able to sustain operations for a reasonable period of time (12 months) but it would require reductions in our operating expenditures and product development activities, if we did not receive additional funding.

During the performance of audit procedures by our independent auditors, they did bring to our attention the existence of factors (e.g., recurring net losses) that indicate a potential uncertainty about our ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited (hereinafter referred to as a reasonable period of time).  Accordingly, our independent auditors requested that our management consider the possible effects of the going concern uncertainty on the financial statements, including the need for related disclosure. We provided to our independent auditors a cash flow projection whereby we would be able to sustain operation for the next 12 months. The cash flow projections took into account reductions in operating expenditures and the availability of a secured line of credit. We had received a letter of intent from a financial institution for such a credit facility. Our management decided that our cash position to date was such that we did not need to enter into the agreement for this credit facility. We may obtain such financing if and when it is appropriate for our business needs.

Our independent auditors appeared to be satisfied with the information we provided in regards to sustainability of our operations. They concluded that their audit report did not need to emphasize an uncertainty about our ability to continue as a going concern even though our liquidity concerns were disclosed in the foot notes to the financial statements.

Note 4. Intangible Assets, page F-19

13.
We note your disclosures on page F-19 regarding the gross and net balances of intangible assets acquired in the Netintact acquisition. Please provide a reconciliation of the data provided in Note 5 to the property and equipment and other assets details included in Note 6.

The assets identified in footnote 5 are incorrectly labeled intangible assets as the product Software and MI and related software are tangible property, plant and equipment.  As such, the intangible assets in footnote 5 as of December 31, 2007 are as follows;

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets

Netintact customer base	$4,317,000	$(1,913,595)	$2,403,405

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The property and equipment disclosed in Footnote 6 could be further delineated to identify the assets acquired in the Netintact acquisition as follows;

	December 31, 2007	December 31, 2006
Tooling and test equipment	$736,439	$305,623
Office equipment	64,170	39,385
Computer equipment	256,850	199,057
Software	54,063	40,368
Acquired product software	4,578,000	4,578,000
Acquired MI & related software	2,224,000	2,224,000
Vehicle	75,877	-
Furniture and fixtures	26,502	17,830
Total	8,015,901	7,404,263
Less; Accumulated depreciation & amortization	(3,539,677)	(1,073,315)
Property and equipment, net	$4,476,224	$6,330,948

The other assets disclosed in Footnote 6 include the acquired intangible assets, the acquired goodwill and other assets.  We have determined that a reclassification of equity associated with the Netintact acquisition is appropriate to more accurately reflect the intangible assets and equity value of the acquisition.  The revised footnote 6 is as follows;

	December 31, 2007	December 31, 2006
Netintact customer base	$4,317,000	$4,317,000
Goodwill	960,209	960,209
Security deposit-HR and payroll services	-	50,615
Security deposit-sales taxes collateral	30,000	30,000
Security deposit-facility lease	17,805	15,304
Total	5,325,014	5,373,128
Less; accumulated amortization	(1,913,595)	(474,595)
Total other assets	$3,411,419	$4,898,533

The above disclosures and related reclassifications have been presented in our most recent filing (Form 10-Q for the quarterly period ended June 30, 2008) in Part I, Item 1 notes 6 and 7 and will be reflected in the Company’s future filings, as applicable.

14.
Further, we note from your disclosures on page 27 that the Company classifies amortization of intangible assets in general and administrative expenses. Tell us how you considered including the amortization of Netintact product software and Netintact MI & related software as a cost of revenue.  Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.

The company has considered the SEC staff comment with respect to Staff Implementation Guide, SFAS 86, Question 17, and with respect to classifying the related amortization of capitalized costs.  Since the technological feasibility of the product software acquired by the Company from Netintact was established prior to the acquisition, the product software is required to be capitalized.  The Company has elected to reclassify the amortization of Netintact product software as a cost of revenue from general and administrative expense and to reclassify the amortization of the Netintact customer base as a sales and marketing operating expense.  The company has elected to maintain the categorization of Management Information software amortization as a general and administrative operating expense. The above disclosures and related reclassifications have been included in our most recent filing (Form 10-Q for the quarterly period ended June 30, 2008) in Part I, Item 1 Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2008 and 2007 and  Part I, Item 2, MD&A.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page F-33

15.
We note that your management concluded that you “maintain appropriate internal control over financial reporting,” notwithstanding an adverse opinion from your accountants (whose report indicates the accounting firm’s belief that your management had concluded that your internal controls were ineffective), and your identification of a material weakness in a high risk process and a number of significant deficiencies in high to low risk processes within high risk areas of financial statements control. Item 308(a)(3) of Regulation S-K requires you to include a statement from your management as to whether or not internal control over financial reporting is effective.  See Item 308(a)(3) of Regulation S-K and SEC Release No. 33-8810. Please amend your Form 10-K to disclose your management’s conclusion as to the effectiveness of your internal control over financial reporting.

The disclosure in Management’s Annual Report on Internal Control over Financial Reporting included a typographical or editorial error.   The report should have read as follows;

“Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including the chief executive officer and principal financial officer, concluded that we did not maintain effective internal control over financial reporting at December 31, 2007. In arriving at that conclusion, we considered the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission  (“COSO”) and we performed a complete assessment as outlined in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act ("SOX") .  The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PMB Helin Donovan, our independent registered public accounting firm, as stated in their report, which is included herein.

In our most recent filing (Form 10-Q for the quarterly period ended June 30, 2008) the Company disclosed the following in Part I, Item 4 with respect to internal control over financial reporting;

“Controls and Procedures.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (“Internal Control”) as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Management understands that a material weakness is a significant deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Management assessed the effectiveness of the company’s Internal Control as of December 31, 2007 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and identified a material weakness in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Additionally, our independent registered public accounting firm has tested our internal control over financial reporting for the year ended December 31, 2007, and has provided an adverse audit opinion on the Company’s control over financial reporting.

This material weakness was described as follows, and this information should be read together with management’s complete report as included with the company’s Annual Report on Form 10-K:

Material Weakness

1.           We did not complete our 10-K and financial reports in sufficient time to allow for review and comment which resulted in a significant number of last minute changes. We intend to implement a plan for the year end close that permits earlier completion of financial statements and required filings with the SEC in a timely manner.

Based on the assessment conducted and the evaluation of relevant criteria, management concluded that, as of December 31, 2007, the company’s Internal Control was not effective.” [emphasis added]

We respectfully submit that the foregoing disclosure in the Company’s Form 10-Q for the quarterly period ended June 30, 2008 supersedes and corrects the typographical error outlined which appeared in the Company’s 2007 Form 10K.

Exhibits 31.1 and 31.2

16.
We note that your certifications pursuant to Rule 13a-14(a)/15d-14(a) are not dated, as required by Item 601(b)(31) of Regulation S-K. In future filings, please make sure your certifications comply with all requirements of Item 601(b)(31) of Regulation S-K.

We acknowledge the Staff comments and will ensure future certifications comply with all requirements of Item 601(b) (31) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Directors, Executive Officers and Corporate Governance

Our Executive Officers and Significant Employees, page 4

17.	In future filings state Mr. Stepner’s term of office as your Chief Operating Officer and the period during which he has served as such. See Item 401(b) of Regulation S-K.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

We acknowledge Staff comment and under this section will in future filings include the term of office and the period of service of our executive officers..

Audit Committee, page 5

18.	In future filings, to the extent still applicable, please discuss, as required by Item 407(d)(5)(i)(C) of Regulation S-K, why you do not have an audit committee financial expert.

We acknowledge the Staff comment and will provide the required disclosure under Item 407(d)(5)(i)(C) of Regulation S-K in future filings.

Compensation Discussion and Analysis

General, page 6

19.
As you may be aware, the Division of Corporation Finance has recently released Staff observations relating to a focused review of executive compensation disclosure.  This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you review the comments set forth below and should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

We will review the Staff’s published observations, as suggested, in drafting future versions of our executive compensation and other related disclosures.

Compensation Elements, page 7

20.
You state that in determining base salaries for your executive officers, you benchmark each of your executive positions using a report prepared by Radford Surveys and Consulting, and use the 50th percentile as a general benchmark for salary levels. Please identify the specific companies you used in benchmarking base salaries. See Item 402(b)(2)(xiv) of Regulation S-K.

The Compensation Committee calibrated the Company executive compensation plan based on data compiled by Radford Surveys + Consulting.  The specific report was the Radford Intro Program which included 184 technology companies with revenues below $100 million estimated for 2007.  This survey was further subdivided  by companies with revenues expected to be under $10 million, $10 - $39.9 million and over $40 million.  Detailed compensation data was obtained for executive positions similar to the positions at the company for all revenue categories.  After consideration of all data, the compensation committee elected to target compensation at the $10 - $40 Million subgroup as the targeted revenue run rate for the Company at the end of the year was expected to exceed $10 million.  The $10 - $40 Million subgroup data was further broken down into six percentile categories representing the average salary within a given percentile.  Since the expected company revenue target was at the low range of the subgroup, the compensation targets were defined by comparison to survey respondents at the between the 25th and 50th percentile.  The compensation elements developed by this comparison method included targeted basic salary, incentive bonus and equity components for the calendar year 2007.  We did not select specific peer companies, nor were the names of the companies comprising the $10 - $40 Million subgroup made available to us.  As stated on page 7 of our 2007 10-K/A, “A broad survey [emphasis added] was used of companies with similar revenue, headcount and market capitalization.  Specific comparable and identifiable companies were not used as the resources required for selecting and conducting a narrow survey were not justified by the total compensation budget and stage of development of the company.”

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

In future filings, we intend to provide more specific disclosure regarding our compensation committee’s process of selecting a broad ranging survey, as was the case last year, or specifically selecting peer companies, should we elect to do this in future periods.

21.
Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate and individual performance  that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. For instance, you should discuss the measures used to determine base salaries, disclose what you use to evaluate the “financial situation of your company” in determining cash bonuses, describe the nature of the performance and accomplishments that were the basis for the cash bonuses, disclose the identity of the competitors whose equity grants you considered, and describe the specific elements of corporate performance you used to determine your equity grants. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. You should also disclose how difficult it will be for you to achieve the target levels or other factors, providing as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Our Compensation Committee did not implement a bonus program with specific items of corporate or individual performance  in 2007, and all bonus awards were awarded at the sole discretion of the Compensation Committee.  This is stated in our 2007 10-K/A on page 7, as follows:

“…a bonus program with specific measures for 2007 was not implemented.  The cash bonuses for 2007 were all discretionary awards recommended by the compensation committed based on the committee’s assessment of executive officers’ performance and accomplishments during the year with input from the Chief Executive Officer.…”

 The primary achievements, as considered by the Compensation Committee in awarding the discretionary bonuses, were the Company’s merger with Netintact, its  increase in revenue between 2006 and 2007, financing achievements and ,  cost control and employee retention.  In future filings, we intend to provide more specific disclosure regarding the performance and accomplishments of our executive officers considered by the Compensation Committee in determining executive compensation, and, if applicable, performance target levels set by the Compensation Committee.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

22.
Although you provide a general discussion of your policies relating to your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under each element but also provides substantive analysis and insight into how your Compensation Committee determined the actual award amounts.

As previously addressed above, the combination of base salary measurements (question 20) and incentive bonus measurements (question 21) were the primary guidance used by the Compensation Committee in accessing executive remuneration.  The elements were developed by the Compensation Committee to incentivize achievements that would strengthen the Company’s core business and provide opportunity for future growth.

Exhibits 31.3 and 31.4

23.
The exhibit list for your amended annual report on Form 10-K filed on April 30, 2008 states that you have included certifications pursuant to Rule 13a-14(a)/15d-14(a) as exhibits 31.3 and 31.4 to the amended filing. Exhibits 31.3 and 31.4 , however are your Section 1350 certifications (which your exhibit list incorrectly indicates were filed as exhibits 32.3 and 32.4 to the amended filing). Please file an amended Form 10-K containing the proper certifications.

We advise that Exhibits 31.3 and 31.4 are, in fact, the required certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a).  However, as  the amended report on Form 10-K contains neither financial statements nor an amendment to the Regulation S-K Item 307 and 308 disclosures regarding the evaluation of disclosure controls and procedures and internal controls for financial reporting, paragraphs 3, 4  and 5 of the  certifications have been omitted.

We submit that questions 4 and 5 from the “Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions,” originally issued  November 8, 2002, together with subsequent public remarks by the Staff,  provide support for use of the shortened certifications in these circumstances.  Paragraphs (3), (4) and (5) of the certifications relate to specific disclosures required in the relevant periodic report.  We believe the basis for the Staff’s remarks and the FAQ’s is  Exchange Act Rule 12b-15 which permits amendment of particular Items of a  periodic report rather than re-filing the entire periodic report again with any amendment.  Therefore, a certification pertaining to portions omitted from the amended filing (such as financial statements or disclosures regarding the evaluation of disclosure controls and procedures and internal controls for financial reporting) may similarly be omitted in an amended filing.

The exhibit list to our 2007 Form 10-K/A incorrectly states that Section 1350 certifications have been included as exhibits 32.3 and 32.4.  This was a typographical error and Exhibits 32.3 and 32.4 should not have appeared on the exhibit list for this amended report, as  these certifications are not required pursuant to Rule 13a-14(b) or Rule 15d-14(b) since the amended filing does not contain financial statements.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Given that the correct exhibits were included with out 2007 Form 10-K/A, we respectfully submit that no amendment is required.

*******

The Company  further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 890-7051 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,
/s/ Paul Eovino
VP Finance, Chief Accounting Officer

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com